Filed by Apollo Global Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

under the Securities Exchange Act of 1934

Subject Company: Athene Holding Ltd.

Learn more about the Apollo, Athene merger

Monday, March 8th, 2021

Share

On Monday, March 8, we announced that Apollo and Athene will merge in an all-stock transaction, and that Apollo will move to a single share class with one vote per share as part of its industry-leading governance enhancements.

“This merger is all about alignment between Apollo and Athene, amongst Apollo’s stockholders and with our limited partners,” said Apollo Co-Founder and incoming CEO Marc Rowan. “For Apollo and Athene, we will have total alignment to optimize our strategy and allocate capital efficiently, which will include rapidly scaling our capability to originate attractive risk/reward assets, which are the limiter of growth for both firms.”

The merger will give the combined company a stronger capital base to accelerate growth.

For more information read the merger announcement and access the investor presentation and webcast.

For internal use only. Do not distribute.

Additional Information Regarding the Transaction and Where to Find It

These communications are being made in respect of the proposed transaction involving Tango Holdings, Inc. (“Holdco”), Apollo Global Management, Inc. (“AGM”) and Athene Holding Ltd. (“AHL”). The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

Copies of the documents filed with the SEC by AHL will be available free of charge under the “Investors” section of AHL’s website located at http://www.athene.com or by contacting AHL’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, AHL, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on August 20, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of AHL is set forth in AHL’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on April 21, 2020, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

These communications are for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.